1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 10, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC April 2013 Sales Report

Hsinchu, Taiwan, R.O.C. – May 10, 2013 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for April 2013: On a consolidated basis, net sales for April 2013 were approximately NT$50.07 billion, an increase of 13.5 percent from March 2013 and an increase of 23.5 percent over March 2012. Revenues for January through April 2013 totaled NT$182.83 billion, an increase of 25.1 percent compared to the same period in 2012.

TSMC Sales Report (Consolidated):

(Unit: NT$ million)

Period	April 2013	March 2013	M-o-M Increase (Decrease) %	April 2012	Y-o-Y Increase (Decrease) %	January through April 2013	January through April 2012	Y-o-Y Increase (Decrease) %
Net Sales	50,071	44,134	13.5	40,542	23.5	182,826	146,157	25.1

*	April 2012 and Jan-April 2012 figures are prepared in accordance with T IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

May 10, 2013

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of April. 2013.

1.	Sales volume (in NT$ thousands)

Period	Items	2013	2012
April	Net sales	50,070,645	40,542,396
Jan.-April	Net sales	182,825,641	146,157,227

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	39,683,238	2,356,800
TSMC Development*	13,929,202	2,371,530

*	The guarantee is provided to TSMC Global, a subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

	Limit of guarantee	Amount
Guarantor		Bal. as of period end
TSMC*	180,799,429	44,190,000

*	The guarantee is provided to TSMC Global, a subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands):

For assets / liabilities denominated in foreign currencies.

TSMC

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	15,114,161	—
	Mark to Market Profit/Loss	—	11,872	—
	Unrealized Profit/Loss	—	(22,433)	1,755
Expired Contracts	Notional Amount	—	58,804,768	47,025,295
	Realized Profit/Loss	—	270,663	(12,020)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC China

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	2,201,013	—
	Mark to Market Profit/Loss	—	11,103	—
	Unrealized Profit/Loss	—	13,693	—
Expired Contracts	Notional Amount	—	3,307,942	—
	Realized Profit/Loss	—	7,767	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC Solar

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	504,048	1,136,831
	Mark to Market Profit/Loss	—	(3,335)	(14,811)
	Unrealized Profit/Loss	—	(2,966)	(14,095)
Expired Contracts	Notional Amount	—	2,015,089	4,268,564
	Realized Profit/Loss	—	10,249	455
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	315,507	359,440
	Mark to Market Profit/Loss	—	(1,911)	(5,818)
	Unrealized Profit/Loss	—	(1,680)	(5,785)
Expired Contracts	Notional Amount	—	940,684	1,120,473
	Realized Profit/Loss	—	1,908	139
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Global

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	14,624,775	—
	Mark to Market Profit/Loss	—	(887,053)	—
	Unrealized Profit/Loss	—	(889,703)	—
Expired Contracts	Notional Amount	—	—	—
	Realized Profit/Loss	—	—	—
Equity price linked product (Y/N)		—	Y	—